Exhibit 21.1

ORTHOPEDIATRICS CORP.

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation	Percent Owned

OrthoPediatrics US Distribution Corp.	Delaware	100%

OrthoPediatrics EU Limited	England and Wales	100%

OrthoPediatrics Aus Pty Ltd	Australia	100%

OrthoPediatrics NZ Limited	New Zealand	100%